Exhibit 99.1

Richmont Mines Announces Election of Directors

TORONTO, Ontario, Canada, May 12, 2016 – Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) announces that the nominees listed in the management information circular for the 2016 Annual General Meeting of Shareholders were elected as directors of Richmont. Detailed results of the vote for the election of directors that was held at the Corporation’s Annual General Meeting on May 12, 2016 in Montreal are detailed below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
René Marion	33,858,426	98.73	433,957	1.27
Renaud Adams	34,040,752	99.27	251,631	0.73
Elaine Ellingham	33,821,528	98.63	470,855	1.37
Michael Pesner	33,439,049	97.51	853,334	2.49
Peter Barnes	33,935,125	98.96	357,258	1.04

About Richmont Mines Inc.

Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. Founded in 1981 and with more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well positioned to cost-effectively build its Canadian asset base and to successfully advance its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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